Exhibit 99.1
Index to Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Revenue	5	$18,323	$15,808	$36,102	$31,587
Cost of revenue		(6,053)	(5,032)	(11,624)	(10,406)
Gross profit		12,270	10,776	24,478	21,181
Research and development costs		(8,493)	(7,958)	(17,611)	(17,349)
Selling and marketing costs		(10,034)	(7,258)	(17,568)	(14,209)
General and administrative costs		(12,301)	(10,583)	(23,901)	(23,408)
Other operating income, net		66	18	74	24
Operating loss		(18,492)	(15,005)	(34,528)	(33,761)
Interest income		419	951	869	1,852
Interest expense		(559)	(501)	(1,218)	(644)
Fair value adjustments on warrant obligations	9	58	84	20	84
Foreign exchange (losses) gains, net		(3,078)	(561)	(3,677)	4,049
Loss before income taxes		(21,652)	(15,032)	(38,534)	(28,420)
Income tax expense		(762)	(161)	(1,265)	(477)
Loss for the period		(22,414)	(15,193)	(39,799)	(28,897)
Attributable to the owners of the parent		(22,414)	(15,193)	(39,799)	(28,897)

Basic and diluted loss per share	7	$(0.33)	$(0.23)	$(0.59)	$(0.44)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Loss for the period	$(22,414)	$(15,193)	$(39,799)	$(28,897)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	9,016	252	11,602	(9,139)
Total items that may be reclassified to statement of loss	9,016	252	11,602	(9,139)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	46	(41)	93	(58)
Total items that will not be reclassified to statement of loss	46	(41)	93	(58)
Other comprehensive (loss) income for the period	$9,062	$211	$11,695	$(9,197)
Total comprehensive loss for the period	$(13,352)	$(14,982)	$(28,104)	$(38,094)
Attributable to owners of the parent	$(13,352)	$(14,982)	$(28,104)	$(38,094)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$94,822	$80,226
Accounts receivable	5, 6	9,505	7,436
Inventory		6,217	5,868
Prepaids and other current assets		6,490	5,875
Total current assets		117,034	99,405
Non-current assets
Property and equipment		5,139	5,209
Intangible assets		33,730	28,998
Right-of-use assets	8	13,331	14,168
Deferred tax assets		1,753	1,767
Other non-current assets		6,633	5,762
Total non-current assets		60,586	55,904
Total assets		$177,620	$155,309
Liabilities and equity
Current liabilities
Accounts payable		$7,733	$5,220
Accrued expenses		13,722	13,217
Deferred contract revenue		9,649	5,732
Lease liabilities, current portion	8	2,485	2,190
Warrant obligations	9	896	444
Total current liabilities		34,485	26,803
Non-current liabilities
Borrowings	9	47,466	13,237
Lease liabilities, net of current portion	8	13,862	14,603
Defined benefit pension liabilities		4,489	3,839
Other non-current liabilities		626	337
Total non-current liabilities		66,443	32,016
Total liabilities		100,928	58,819
Equity
Share capital		4,188	4,188
Share premium		472,355	472,244
Treasury shares		(648)	(702)
Other reserves		80,873	61,037
Accumulated deficit		(480,076)	(440,277)
Total equity		76,692	96,490
Total liabilities and equity		$177,620	$155,309
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)
(Unaudited)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of January 1, 2025		$4,188	$472,244	$(702)	$61,037	$(440,277)	$96,490
Loss for the period		—	—	—	—	(39,799)	(39,799)
Other comprehensive income		—	—	—	11,695	—	11,695
Total comprehensive loss		—	—	—	11,695	(39,799)	(28,104)
Share-based compensation	10	—	—	—	8,191	—	8,191
Transactions with owners
Vesting of restricted stock units		—	—	50	(50)	—	—
Exercise of share options		—	111	4	—	—	115
As of June 30, 2025		$4,188	$472,355	$(648)	$80,873	$(480,076)	$76,692

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of April 1, 2025		$4,188	$472,283	$(694)	$67,498	$(457,662)	$85,613
Loss for the period		—	—	—	—	(22,414)	(22,414)
Other comprehensive income		—	—	—	9,062		9,062
Total comprehensive loss		—	—	—	9,062	(22,414)	(13,352)
Share-based compensation	10	—	—	—	4,356	—	4,356
Transactions with owners
Vesting of restricted stock units		—	—	43	(43)	—	—
Exercise of share options		—	72	3	—	—	75
As of June 30, 2025		$4,188	$472,355	$(648)	$80,873	$(480,076)	$76,692

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of January 1, 2024		$4,048	$471,846	$(646)	$53,978	$(377,784)	$151,442
Loss for the period		—	—	—	—	(28,897)	(28,897)
Other comprehensive loss		—	—	—	(9,197)	—	(9,197)
Total comprehensive loss		—	—	—	(9,197)	(28,897)	(38,094)
Share-based compensation	10	—	—	—	7,797	—	7,797
Transactions with owners
Vesting of restricted stock units		—	—	52	(52)	—	—
Exercise of share options		—	294	4	—	—	298
As of June 30, 2024		$4,048	$472,140	$(590)	$52,526	$(406,681)	$121,443

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of April 1, 2024		$4,048	$472,031	$(638)	$48,279	$(391,488)	$132,232
Loss for the period		—	—	—	—	(15,193)	(15,193)
Other comprehensive income		—	—	—	211	—	211
Total comprehensive loss		—	—	—	211	(15,193)	(14,982)
Share-based compensation	10	—	—	—	4,083	—	4,083
Transactions with owners
Vesting of restricted stock units		—	—	47	(47)	—	—
Exercise of share options		—	109	1	—	—	110
As of June 30, 2024		$4,048	$472,140	$(590)	$52,526	$(406,681)	$121,443
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Six months ended June 30,
	Notes	2025	2024
			(As Recast)[1]
Operating activities
Loss before tax		$(38,534)	$(28,420)
Adjustments for non-monetary items
Depreciation		1,927	2,287
Amortization		2,740	1,809
Finance expense (income), net		4,037	(5,747)
Fair value adjustments on warrant obligations	9	(20)	(84)
Expected credit loss allowance increase (reversal)	6	252	(34)
Share-based compensation	10	8,191	7,797
Movements in provisions and pensions		304	410
Research tax credit		(528)	(283)
Working capital changes
(Increase) decrease in accounts receivable		(1,298)	3,042
Decrease in prepaids and other assets		934	934
Decrease (increase) in inventory		362	(655)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		2,815	(6,100)
Cash used in operating activities		(18,818)	(25,044)
Income tax paid		(146)	(18)
Net cash flows used in operating activities		(18,964)	(25,062)
Investing activities
Purchase of property and equipment		(130)	(111)
Acquisition of intangible assets		(87)	(167)
Capitalized development costs		(3,250)	(3,637)
Interest received		876	1,795
Net cash flow used in investing activities		(2,591)	(2,120)
Financing activities
Proceeds from exercise of share options		115	298
Interest paid	9	(1,240)	(572)
Proceeds from borrowings, net of transaction costs	9	34,563	13,930
Payments of principal portion of lease liabilities	8	(889)	(1,477)
Net cash flow provided by financing activities		32,549	12,179
Increase (decrease) in cash and cash equivalents		10,994	(15,003)
Effect of exchange differences on cash balances		3,602	(2,852)
Cash and cash equivalents at beginning of the year		80,226	123,251
Cash and cash equivalents at end of the period		$94,822	$105,396
The notes form an integral part of these unaudited interim condensed consolidated financial statements.
1 Refer to “Note 1—Change in accounting policies—Statement of Cash Flows - Interest Classification” for details on change in accounting policy.

SOPHiA GENETICS SA
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM TM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
As of June 30, 2025, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
SOPHiA GENETICS GmbH	Germany

In May 2025, SOPHiA GENETICS GmbH, a wholly owned subsidiary located in Germany, was incorporated.

All intercompany transactions and balances have been eliminated in consolidation.
The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on August 5, 2025.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three and six months ended June 30, 2025, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2024.
Accounting policies
The material accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, except as noted under “—Change in accounting policies”, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Transaction costs include any incremental costs directly attributable to the acquisition of the financial liability, that would otherwise have not been incurred if the Company did not acquire the financial instrument. Borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method recognizes any difference between the loan proceeds, net of transaction costs, and the redemption amount as interest expense through the profit and loss statement for the period. Changes in the effective interest rate (“EIR”) are updated prospectively based on the most recent interest payment rate at the end of each reporting period. Borrowings are removed from the balance sheet when the obligation is discharged, cancelled, or repaid. When the borrowing is removed from the balance sheet, any difference between the carrying amount of the financial liability, and the consideration paid, is recognized in profit or loss as a non-operating income or expense. Borrowings are classified as current liabilities unless the maturity date is greater than 12 months or the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable based on the expected annual profit or loss of each of the Company’s entities.
Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.
Designated cash
Previously, the Company had designated cash in a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account significantly reduced the premiums associated with the D&O Policy. In June 2024, the Company renewed its policy. At the time, it held $15 million of designated cash. Under the terms of the renewed D&O policy, the requirement to maintain a designated cash amount was eliminated. The new D&O policy and elimination of designated cash went into effect in July 2024.

Change in accounting policies

Statement of Cash Flows - Interest Classification

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the Statement of Cash Flows. Interest paid was reclassified from Net cash flows used in operating activities to Net cash flows used in financing activities, and interest received was reclassified from Net cash flows used in operating activities to Net cash flows used in investing activities. The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s borrowings and lease liabilities. Prior to the change in accounting policy, interest paid on borrowings and lease liabilities were classified as operating cash flows, while proceeds from borrowings, net of transaction costs and payments of principal portion of lease liabilities are classified as financing cash flows. The change aligns interest payments with their associated transactions.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes this updated classification better reflects the nature and source of these cash inflows and provides more relevant and reliable information.

The Company determined the voluntary change in accounting policy did not have an impact on basic and diluted earnings per share under IAS 33 - Earnings per Share.

The Company applied the change in accounting policy retrospectively and has recast prior period comparative information within the Statement of Cash Flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, cash flows changed as follows for the six months ended June 30, 2024: Net cash used in operating activities increased by $1.2 million, Net cash flow used in investing activities decreased by $1.8 million, and Net cash flow provided by financing activities decreased by $0.6 million.

Recent new accounting standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
There are no new IFRS standards, amendments, or interpretations that are mandatory as of January 1, 2025 that are relevant to the Company.
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. The Company is currently evaluating the new standard to determine if it will have a material impact on the Company’s financial statements.

There are no other IFRS Accounting Standards or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical estimates and judgments
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. Information regarding accounting areas where such judgments, estimates and assumptions are of particular significance is set out in the annual financial statements under “Critical estimates and judgments.”
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.
Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Issued share capital
As of June 30, 2025, the Company had issued 79,321,220 shares, of which 67,579,560 are outstanding, and 11,741,660 are held by the Company as treasury shares. As of June 30, 2024, the Company had issued 76,898,164 shares, of which 66,208,534 were outstanding, and 10,689,630 were held by the Company as treasury shares.
Treasury shares
On July 5, 2024, the Company issued 2,423,056 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs along with other uses. As of June 30, 2025, the Company held 11,741,660 treasury shares. As of June 30, 2024, the Company held 10,689,630 treasury shares.

Treasury shares are recognized at acquisition cost and recorded at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Fair Value
As of June 30, 2025, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Accounts receivable
•Other non-current assets—lease deposits
Financial liabilities
•Accounts payable
•Accrued liabilities
•Lease liabilities
•Borrowings

Recurring fair-value measurements

The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis (in USD thousands):

	June 30, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$39,094	$—	$—	$39,586	$—	$—
Total financial assets	$39,094	$—	$—	$39,586	$—	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$896	$—	$—	$444	$—
Total financial liabilities	$—	$896	$—	$—	$444	$—

In the three and six months ended June 30, 2025, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.
3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2024. There have been no significant changes in financial risk management since year-end.
4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assesses its revenues, both SOPHiA DDM Platform and Workflow equipment and services revenues, by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). Additionally, the Company assesses revenues generated in its domiciled country and any country with significant revenue. The Company determines the country in which the revenue is generated based on the end customer geographic location. The following table disaggregates the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Switzerland	$457	$232	$852	$525
France	2,716	2,538	5,330	5,084
Italy	2,784	2,247	5,314	4,693
Spain	1,631	1,557	3,048	2,968
Rest of EMEA	5,777	4,616	11,288	8,923
EMEA	$13,365	$11,190	$25,832	$22,193

United States	$2,660	$2,453	$5,140	$4,901
Rest of NORAM	626	427	1,201	959
NORAM	$3,286	$2,880	$6,341	$5,860

LATAM	$449	$820	$1,415	$1,602

APAC	$1,223	$918	$2,514	$1,932
Total revenue	$18,323	$15,808	$36,102	$31,587

Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
SOPHiA DDM Platform	$17,880	$15,300	$35,225	$30,718
Workflow equipment and services	443	508	877	869
Total revenue	$18,323	$15,808	$36,102	$31,587

6. Accounts receivable
The following table presents the trade receivable and accrued contract revenue less the expected credit loss (in USD thousands):

	June 30, 2025	December 31, 2024
Trade receivable	$9,463	$7,088
Accrued contract revenue	761	742
Allowance for expected credit losses	(719)	(394)
Net accounts receivable	$9,505	$7,436
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its interim condensed consolidated statements of loss. The following table provides a reconciliation of the allowance for expected credit losses for the six months ended June 30, 2025 and 2024, that is deducted from the gross carrying amount of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2025	2024
As of January 1	$394	$1,181
Increase	387	61
Reversals	(135)	(95)
Write-off	2	(36)
Currency translation adjustments	71	(62)
As of June 30	$719	$1,049

As of June 30, 2025 and December 31, 2024, the Company’s largest customer’s balance represented 17% and 18% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $5.9 million and $5.0 million as of June 30, 2025 and December 31, 2024, respectively.
7. Loss per share
The Company’s shares are comprised of ordinary shares. Each share has a nominal value of $0.06 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are owned by the Company. The table presents the loss for the three and six months ended June 30, 2025 and 2024, respectively (in USD thousands, except shares and loss per share):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss attributed to shareholders	$(22,414)	$(15,193)	$(39,799)	$(28,897)
Weighted average number of shares in issue	67,321,079	65,916,269	67,080,368	65,612,565
Basic and diluted loss per share	$(0.33)	$(0.23)	$(0.59)	$(0.44)
For the three and six months ended June 30, 2025 and 2024, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans and warrants are not presented, as the impact would be to dilute a loss, which causes them to be deemed “anti-dilutive” for the purposes of the required disclosure.

8. Leases

Boston lease

On June 27, 2024 the Company entered into a 73-month lease for office space in Boston, Massachusetts primarily to support the expansion of the Company’s growth in the United States. The lease in total is for approximately 12,807 square feet. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon gaining access to the space in September 2024, the Company recorded a right-of-use asset of $2.0 million and a lease liability of $1.9 million. The difference between the ROU and lease liability of less than $0.1 million is driven by initial direct costs to obtain the lease.
9. Borrowings
Perceptive Credit Agreement

On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that the Company may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term SOFR plus 6.25% per annum. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Company remains in full compliance with all covenants contained in the Perceptive Credit Agreement as of June 30, 2025.

In addition, on May 2, 2024, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with 200,000 ordinary shares available immediately and an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans.

The Company drew down $35.0 million of the second tranche of term loans, Tranche B, on June 25, 2025 and an additional 200,000 ordinary shares became available under the warrant certificate.

Accounting for Tranche B

The Company accounted for Tranche B of the term loans and warrants as two separate financial instruments, with the $35.0 million drawdown: (i) a warrant obligation and (ii) a loan.

i) The warrant obligation is presented in the interim condensed consolidated balance sheet as a short-term liability given the warrants are not settled in the entity’s functional currency and thus are not considered to be settled in a fixed amount and can be exercised currently without restriction or right to defer. The warrant obligation was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the condensed consolidated statement of loss. The Company determined the Tranche B warrant obligation qualified as a level 2 fair value liability as inputs to the fair value measurement are derived principally from or corroborated by observable market data by correlation or other means. Refer to Note 2 — “Fair Value” for the current fair value amounts for the Tranche A and Tranche B warrant obligations.

ii) The term loan was initially recorded at its amortized cost of $35.0 million less any capitalized expenses and fees payable upon the issuance (“transaction costs”) and after allocating a portion of the proceeds to the fair value of the warrant obligation. The loan is presented as a long-term financial liability in the interim condensed consolidated balance sheet.

The Company assessed the allocation of transaction costs in accordance with IFRS 9 and determined the allocation to warrants was immaterial, as such the Company allocated the total amount of the transaction costs to the term loan. The transaction costs are presented net of the term loan on the balance sheet. The transaction costs are amortized as non-cash interest expense recorded to the interim condensed consolidated statement of loss as the difference between the stated interest rate and the EIR. The EIR was determined upon the initial draw down of Tranche B at 12.4% and reassessed based on changes in the variable interest rate from the Perceptive Credit Agreement.

Valuations for Tranche A and B

The Company calculated the fair value of the warrant obligations on issuance using the Black-Scholes pricing model. The warrant obligations were recorded at an initial fair value of $0.7 million on May 2, 2024 for Tranche A and $0.5 million on June 25, 2025 for Tranche B. Key inputs for the valuation of the warrant obligations upon issuance were as follows:

	As of June 25, 2025	As of May 2, 2024
Exercise price in USD	$5.00	$5.00
Share price in USD	$3.17	$5.08
Risk-free interest rate	4.24%	4.53%
Expected volatility (annualized)	72.98%	71.77%
Expected term (years)	10.00	10.00
Dividend yield	—%	—%
Black-Scholes value in USD	$2.37	$4.06

The Company remeasures the fair value of the warrant obligations on a quarterly basis. Key inputs for the remeasurement of the Tranche A warrant obligation as of June 30, 2025 and December 31, 2024 were as follows:

	As of June 30, 2025	As of December 31, 2024
Exercise price in USD	$5.00	$5.00
Share price in USD	$3.10	$3.07
Risk-free interest rate	4.10%	4.51%
Expected volatility	72.79%	72.52%
Expected term (years)	8.84	9.33
Dividend yield	—%	—%
Black-Scholes value in USD	$2.18	$2.22

Key inputs for the remeasurement of the Tranche B warrant obligation as of June 30, 2025 were as follows:

As of June 30, 2025
Exercise price in USD	$5.00
Share price in USD	$3.10
Risk-free interest rate	4.19%
Expected volatility	72.93%
Expected term (years)	9.99
Dividend yield	—%
Black-Scholes value in USD	$2.30

Tranche B was not drawn upon until June 25, 2025; therefore, the Tranche B warrant obligation was not subject to revaluation as of December 31, 2024.

The Tranche A loan was recorded at an initial amortized cost of $13.3 million on May 2, 2024. This amount represents the residual amount of the $15.0 million drawdown after allocating $0.7 million for the fair value of the Tranche A warrant obligation and the $1.1 million of transaction costs to be amortized as interest expense over the life of the loan. Tranche B was recorded at an initial amortized cost of $34.1 million on June 25, 2025, representing the residual amount of the $35.0 million drawdown, after allocating $0.5 million for the fair value of the Tranche B warrant obligation and the $0.4 million in Tranche B transaction costs, which will also be amortized as interest expense over the life of the loan. The following table presents the allocation of the loan proceeds:

	Tranche A	Tranche B
	As of May 2, 2024	As of June 25, 2025
Loan issuance amount	$15,000	$35,000
Warrant obligation	(656)	(474)
Transaction costs	(1,070)	(438)
Initial loan amortized cost	$13,274	$34,088

The following table presents any movements in the liability for the six months ended June 30, 2025 (in USD thousands):

2025
As of January 1	$13,237
Tranche B drawdown	34,088
Interest expense	1,015
Interest paid	(859)
Currency translation adjustments	(15)
As of June 30	$47,466

The following table presents any movements in the liability from the date of entering into the credit agreement on May 2, 2024, through June 30, 2024 (in USD thousands):

2024
As of May 2	$13,274
Interest expense	362
Interest paid	(291)
Currency translation adjustments	(1)
As of June 30	$13,344

Revolving credit facility

On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each drawdown. As of June 30, 2025, the Company had no borrowings outstanding under the Credit Facility.
10. Share-based compensation
Stock Options
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Research and development	$1,119	$1,013	$2,124	$1,918
Selling and marketing	323	692	614	886
General and administrative	2,914	2,378	5,453	4,993
Total	$4,356	$4,083	$8,191	$7,797

11. Related party transactions
Related parties are comprised of the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of seven Executive Officers and Directors and six Non-Executive Directors as of June 30, 2025. Key management personnel were comprised of six Executive Officers and Directors and six Non-Executive Directors as of June 30, 2024.
The following table provides compensation for key management and non-executive directors (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and other short-term employee benefits	$1,083	$347	$2,854	$1,516
Pension costs	69	60	140	130
Share-based compensation expense	3,290	2,678	6,211	5,489
Total	$4,442	$3,085	$9,205	$7,135
During the six months ended June 30, 2025 and 2024 no related party transactions with Executive Officers or Directors occurred.
12. Events after the reporting date

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were approved to be issued. There were no material subsequent events.